UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            EMPIRE OF CAROLINA, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    292007101
                                 (CUSIP Number)

                            EDWIN C. LAURENSON, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 17, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box [ ].







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CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      James J. Pinto

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                  [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE

                                     7     SOLE VOTING POWER
              NUMBER OF                      2,736,752

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                         2,736,752

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                         -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,078,252

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                                 [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      26.34%

14    TYPE OF REPORTING PERSON
      IN




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                                                                               3




CUSIP No.   292007101

1     NAME OF REPORTING PERSON

      TelCom Partners L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)                                         [ ]

6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Delaware

                                     7    SOLE VOTING POWER
              NUMBER OF                     562,500

               SHARES                8     SHARED VOTING POWER
            BENEFICIALLY                     -0-

              OWNED BY               9     SOLE DISPOSITIVE POWER
                EACH                        562,500

              REPORTING              10   SHARED DISPOSITIVE POWER
               PERSON                        -0-
                WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      562,500

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.85%

14    TYPE OF REPORTING PERSON
      PN






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                                                                               4




                              SCHEDULE 13D



ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $.10 per share ("Common Stock"), of Empire of Carolina, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5150 Linton Boulevard, Delray Beach, Florida 33484. The shares of Common Stock that are the subject of this statement are issuable upon conversion into Common Stock of shares of the Company's Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), initially at a conversion rate of one share of Common Stock for each $1.25 Stated Amount of Series A Preferred Stock, and warrants (the "Warrants") to purchase shares of Common Stock at a price of $1.325 per share, subject to adjustment in certain instances.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed jointly by James J. Pinto and TelCom Partners L.P., a limited partnership ("TelCom") of which James J. Pinto is the sole general partner.

            James J. Pinto is President of Private Finance Group Corp., 235 Sunrise Avenue, Palm Beach Florida 33480, whose principal business address is also at that location. TelCom is an investment partnership with the same address. Mr. Pinto's present principal occupation is to act as a private investor. Mr. Pinto is a citizen of the United States. TelCom is a limited partnership organized under the laws of the State of Delaware.

            The response to Items 2(d) and (e) of Schedule 13D is negative with respect to Mr. Pinto and TelCom.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total original purchase price for the Series A Preferred Stock and Warrants owned by Mr. Pinto and TelCom was $1,250,000. Such amount was provided by Mr. Pinto from his personal funds as a capital contribution to HPA Associates, LLC ("HPA") in connection with the purchase by HPA of a $2,500,000 bridge note (the "Bridge Note") on May 6, 1997 pursuant to the Securities Purchase Agreement (as further described in Item 4). 1,352,752 of the Warrants now held directly by Mr. Pinto, and all 62,500 Warrants held by TelCom, were issued at the time of HPA's purchase of the Bridge Note and were transferred to Mr. Pinto and TelCom, at HPA's direction, at the time of the closing of the Additional Investment under the Securities Purchase Agreements. The Series A Preferred Stock held by






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                                                                               5




Mr. Pinto (24,500 shares) and by TelCom (62,500 shares) was obtained by them at the direction of HPA, upon HPA's conversion of the Bridge Note into Series A Preferred Stock at the closing of the Principal Financing under the Securities Purchase Agreement. In connection with the Additional Investment, Mr. Pinto agreed, through HPA, to the reallocation of 38,000 shares of Series A Preferred Stock and 38,000 Warrants to other investors, which shares and Warrants were transferred to the Company for reissuance to such other investors in return for total consideration to Mr. Pinto, payed by such other investors, of $380,000. See Exhibit 6 to this Statement. In addition, in connection with the Additional Investment under the Securities Purchase Agreement, HPA was entitled to receive 1,250,000 Warrants, 625,000 of which were issued directly to Mr. Pinto without receipt of additional consideration.

ITEM 4.     PURPOSE OF TRANSACTION.

            The purpose of the transaction was to provide funds necessary to finance the Company's continued operation, to strengthen the Company's management and to make a profitable investment.

            The text of Item 5 of the Company's filing on Form 8-K, filed on June 30, 1997, is hereby incorporated herein by reference (and attached hereto) to describe the components of the transaction pursuant to which the Series A Preferred Stock and Warrants were issued by the Company. In addition to the matters described therein, pursuant to the Securities Purchase Agreement described therein the Company has committed to cause its certificate of incorporation to be amended to provide that the Company's Board of Directors shall consist of no more than eight persons, as specified from time to time by the Company's Board of Directors. Pursuant to the Subscription Agreement that governed the purchase of Series A Preferred Stock and Warrants in the private placement thereof, the purchasers of Series A Preferred Stock are obligated to vote, and have granted a proxy over their shares to Mr. Pinto and Charles S. Holmes (who is, with Mr. Pinto, also a Managing Director of HPA) to vote (the "Proxy"), their Shares of Series A Preferred Stock in favor of such proposal. In addition, Mr. Pinto intends to vote the shares of Series A Preferred Stock held by him and TelCom in favor of such proposal.

            The Certificate of Designation of the Series A Preferred Stock provides that any expansion of the Company's Board of Directors beyond five must be approved by the holders of the Series A Preferred Stock. Following the closing of the purchase of the Bridge Note under the Securities Purchase Agreement, Charles S. Holmes and Lenore Schupak were named directors of the Company (Ms. Schupak at HPA's request but to serve as an independent director of the Company), and Mr. Holmes was appointed to a committee made up of Mr. Holmes and Steven A. Geller, then Chairman and Chief Executive Officer of then Company, that was given the responsibility for the approval of expenditures by the Company. Mr. Holmes was elected Chairman of the Company's Board of Directors, replacing Steven A. Geller in






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                                                                               6




that office, on June 24, 1997. In addition, prior to the execution of the Securities Purchase Agreement, the Company approved a general plan to reduce its costs and expenses by approximately $8 million substantially in a form that had been proposed by HPA. It is also anticipated that, at the Company's annual meeting of the stockholders, the holders of Company's Series A Preferred Stock will be asked to approve an expansion of the number of the Company's directors to six and that Mr. Pinto will be nominated to be elected to the Board of Directors. Mr. Pinto intends to vote his shares of Series A Preferred Stock held by him and TelCom in favor of such increase in board size and in favor of his election as a director.

            The Company does not currently have available sufficient shares of Common Stock to issue such shares to all persons who are entitled thereto upon the conversion of currently outstanding preferred stock and exercise of the Warrants. Accordingly, the Company has agreed to propose, at its next annual meeting of stockholders, an increase in the number of shares of Common Stock authorized for issuance to 60,000,000 shares. Pursuant to the Proxy, purchasers of Series A Preferred Stock in the Private Placement are required to vote such shares in favor of such increase in authorized Common Stock, and Mr. Pinto expects to vote the shares of Series A Preferred Stock held by him and TelCom in favor of such increase.

            Also in connection with the Securities Purchase Agreement, the Company amended its Rights Agreement to permit investments by HPA and affiliates thereof, as described in the answer to Item 5 of the Company's current report on Form 8-k filed on May 8, 1997, which is attached hereto and incorporated herein by reference.

            Other than as set forth above or in the materials incorporated herein by reference, Mr. Pinto and TelCom have no plans with respect to any matter specified in Item 4 of Schedule 13D or any similar action to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Pinto has the right to acquire 196,000 shares, and TelCom has the right to acquire 500,000 shares, of Common Stock at any time upon conversion of all or any portion of the 24,500 and 62,500 shares of Series A Preferred Stock held respectively by them. In addition, Mr. Pinto and TelCom have the respective rights, as owners of Warrants, to acquire all or any portion of 1,982,752 and 62,500 shares of Common Stock at a price of $1.375 per share at any time prior to the expiration of the Warrants on May 6, 2003. Accordingly, based upon calculations made in accordance with Rule 13d-3(d) and information provided by the Company that 7,653,564 shares of Common Stock are currently outstanding, Mr. Pinto has sole voting and/or dispositive power over the equivalent of 2,736,752 shares of Common Stock (or 26.34% of the Common Stock), and TelCom has sole voting and/or dispositive power over the equivalent of 562,500 shares of Common Stock (or 6.85% of the Common Stock). There are currently 1,600,000 shares of Series A






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                                                                               7




Preferred Stock outstanding, with respect to which Mr. Pinto has voting and dispositive power over 87,000 shares (or 5.44% of the class) (including TelCom's shares) and TelCom has voting and dispositive power over 62,500 shares (or 3.91% of the class). The currently outstanding shares of Series A Preferred Stock may be converted into 12,800,000 shares of Common Stock, with the result that Mr. Pinto has voting power, when the currently outstanding Series A Preferred Stock is combined with the currently outstanding Common Stock, over 3.41% of the combined classes and TelCom has voting power over 2.45% of the combined classes.

            (b) Mr. Pinto has sole power to vote and dispose of the Series A Preferred Stock and Warrants held by him and by TelCom, in the latter case on behalf of TelCom, which also has the sole power, acting through Mr. Pinto as general partner, to vote and dispose of all Warrants and Shares of Series A Preferred Stock held by it.

                  In addition, with respect to matters governed by the Proxy only, Mr. Pinto shares with Charles S. Holmes the right to vote 1,138,000 shares of Series A Preferred Stock, which confer voting power over the equivalent of 9,104,000 shares of Common Stock. Calculated in accordance with Rule 13d-3(d), such shares constitute 54.33% of the class of Common Stock; and such shares possess 44.51% of the combined voting power held by all currently outstanding shares of Common Stock and Series A Preferred Stock. Mr. Pinto disclaims any other beneficial ownership over such shares and disclaims any agreement, arrangement or understanding to act jointly with Mr. Holmes except with respect to voting the shares of Series A Preferred Stock governed by the Proxy in favor of the matters that are the subject thereof.

            (c)   See Items 3 and 4 above.

            Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Items 3 and 4 above.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Certificate of Designation relating to Series A Preferred Stock, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            2. Certificate of Designation relating to Series C Preferred Stock, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.







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            3. Form of Warrant Certificate to purchase common stock of the
Company, issued May 6, 1997, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

            4. Warrant Amendment dated as of May 6, 1997 to Warrant Certificate issued May 6, 1997 among the Company, HPA and EMP Associates, LLC ("EMP"), incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            5. Warrant Agreement dated as of June 17, 1997 between the Company and the holders from time to time of the Warrants, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            6. First Amendment dated as of May 5, 1997 to Rights Agreement, dated as of September 11, 1996 between the Company and American Stock Transfer Company as Rights Agents incorporated by reference to the Company's filing on Form 8-K, dated May 8, 1997.

            7. Second Amendment dated as of June 12, 1997, to Rights Agreement, dated as of September 11, 1996, between the Company and American Stock Transfer & Trust Company as Rights Agent, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            8. Form of Promissory Note from the Company to Smedley Industries, Inc. Liquidating Trust in the amount of $2,500,000, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            9. Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.

            10. Amendment No. 1 dated as of June 5, 1997 to Securities Purchase Agreement dated as of May 5, 1997 among the Company, HPA and EMP, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            11. Buddy L Settlement Agreement, dated as of June 17, 1997 between the Company and Smedley Industries, Inc. Liquidating Trust, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            12. Letter of the Company to Pellinore Securities Corp., Axiom Capital Management, Inc., and Commonwealth Associates, Inc., regarding the registration rights provisions affecting the Series A Preferred Stock, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.







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                                                                               9




            13. Buddy L Registration Rights Agreement dated as of June 17, 1997 between the Company and Smedley Industries, Inc. Liquidating Trust, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            14. WPG Registration Rights Agreement dated as of June 17, 1997 between the Company and WPG Corporate Development Associates IV, L.P., WPG Corporate Development Associates IV (Overseas), Ltd., Weiss, Peck & Greer, as trustee under Craig Whiting IRA, Peter B. Pfister, Weiss, Peck & Greer, as Trustee under Nora Kerppola IRA, Westpool Investment Trust Plc. Eugene M. Matalene, Jr., Richard Hochman, and Glenbrook Partners, L.P. (collectively, the "WPG-Affiliated Entities), incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            15. WPG Release Agreement dated as of June 17, 1977 between the Company and the WPG-Affiliated Entities, incorporated by reference to the Company's filing on Form 8-K, dated June 30, 1997.

            16. Warrant Allocation Agreement, dated as of May 24, 1997, by and between HPA, EMP, Pellinore Securities Corp. and Axiom Capital Management, Inc.

            17. Warrant Allocation Letter, dated June 3, 1997, between HPA and Commonwealth Associates, Inc.

            18. Designation Letter dated June 18, 1997 relating to the issuance of Series A Preferred Stock and Warrants at the direction of HPA.

            19. Letter Agreement dated June 18, 1997 between the Company, Commonwealth Associates, Inc. and HPA with regard an allocation of 38,000 shares of Preferred Stock and 38,000 Warrants to customers purchasing shares of Series A Preferred Stock and Warrants in private placement.

            20. Form of Supplement to Subscription Agreement, setting forth the Proxy.







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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  June 30, 1997

                                    /s/ James J. Pinto
                                    -------------------------------
                                    James J. Pinto



                                    TELCOM PARTNERS L.P.

                                    /s/ James J. Pinto
                                    -------------------------------
                                    James J. Pinto
                                    General Partner








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                              EXHIBIT INDEX


                                                                 Exhibit No.

The Company's Response to Item 5 of Form 8-K, filed May 8,            1
1997.

The Company's Response to Item 5 of Form 8-K, filed June 30,          2
1997.

Warrant Allocation Agreement, dated as of May 24,                     3
1997, by and between HPA, EMP, Pellinore Securities
Corp. and Axiom Capital Management, Inc.

Warrant Allocation Letter, dated June 3, 1997, between HPA            4
and Commonwealth Associates, Inc.

Designation Letter dated June 18, 1997, relating to the               5
issuance of Series A Preferred Stock and Warrants at the direction of HPA.

Letter Agreement dated June 18, 1997 between the Company,             6
Commonwealth Associates, Inc. and HPA with regard an allocation of 38,000 shares of Preferred Stock and 38,000
Warrants to customers purchasing shares of Series A
Preferred Stock and Warrants in private placement.

Form of Supplement to Subscription Agreement                          7

Joint Filing Agreement                                                8